Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

May 26, 2016	Paul Bork 617 832 1113 direct pbork@foleyhoag.com

Via Edgar

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Cellectar Biosciences, Inc. Form PRE 14A Filed May 13, 2016 File No. 001-36598

Dear Ms. Hayes:

This letter constitutes supplemental correspondence on behalf of Cellectar Biosciences, Inc. (the “Company”) in response to the Staff’s letter dated as of May 23, 2016 relating to the above-referenced filing. The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Staff’s letter.

On behalf of the Company, we respond to the Staff’s comments as follows:

Proposal No. 4
Approval of the Issuance of Certain Warrants, . . . page 7

1.	In connection with your Proposal No. 4 and Proposal No. 5, please include in your filing the Warrant Restructuring Agreement. See Item 12(e) of Schedule 14A.

Please see the Company’s revised preliminary proxy statement filed contemporaneously herewith, which includes a copy of the Warrant Restructuring Agreement.

ATTORNEYS AT LAW	BOSTON | NEW YORK | PARIS | WASHINGTON | FOLEYHOAG.COM

May 26, 2016

2.	Please include in your filing the financial information required by Item 13 of Schedule 14A. See Item 11(e) and Item 12(f) of Schedule 14A.

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, including the information specified in paragraphs (a)(1) and (a)(3) of Item 13 of Schedule 14A, is incorporated by reference into the proxy statement and will be delivered to each of the Company’s stockholders simultaneously with the proxy statement. The Company has determined that paragraphs (a)(2), (a)(4) and (a)(5) of Item 13 are not applicable.

We acknowledge, on behalf of the Company, that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that this letter be afforded a prompt review. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me at (617) 832-1113 or, in my absence, Gabrielle Bernstein at (617) 832-1161.

Sincerely,

/s/ Paul Bork

Paul Bork

cc: Chad J. Kolean